Exhibit 99.1
press release
Government of Liberia and ArcelorMittal sign new long-term Mineral Development Agreement
30 January 2026, 08:30 CET
The Government of the Republic of Liberia and ArcelorMittal (“the Company”) have signed an amendment to the existing Mineral Development Agreement (MDA), which was yesterday ratified via the Liberian legislative process, extending the duration of the agreement to 2050, with a right to renew for a further 25 years. The agreement solidifies ArcelorMittal’s long-term mining expansion and commitment to Liberia. It also provides for the Government’s desire to make the Tokadeh to Buchanan rail corridor accessible to multiple users.
The agreement, alongside the recent inauguration of ArcelorMittal’s iron ore concentration facility at Tokadeh in Nimba County, highlights Liberia’s growing stature as a competitive and strategic hub for mineral development in West Africa. The state-of-the-art concentrator facility is one of the largest and most technologically advanced iron ore beneficiation plants in Africa.
The new concentrator forms the centrepiece of ArcelorMittal’s $1.8 billion expansion project, bringing the Company’s total investment in Liberia to $3.5 billion - the largest foreign direct investment in Liberia’s post-war economy. In addition to the concentrator, the expansion project has involved significant investment in the rail infrastructure running between Tokadeh and Buchanan, upgrades to the existing port infrastructure including construction of an additional berth at the port in Buchanan, and other infrastructure investments including two power plants.
The expansion project, which is nearing completion, will see iron ore shipments increase from historic levels of approximately 5 million tonnes per annum (mtpa) to 20 mtpa in 2026, alongside improvements in product quality to higher grade, higher value ore. The Company is also undertaking feasibility studies for further expansion of its iron ore asset beyond 20 mtpa.
The agreement makes provision for a multi-user agreement regarding the use of the rail infrastructure, where other users who wish to use this infrastructure are required to invest in its expansion in order to meet their transportation needs. ArcelorMittal is currently expanding the railway infrastructure so it can transport up to 30 million tonnes of iron ore annually, should the feasibility studies it is undertaking prove successful and a decision is taken to expand iron ore production beyond 20 mtpa. This railway capacity will be reserved for ArcelorMittal’s use.
Under the terms of the agreement ArcelorMittal will pay $200 million to the Government of Liberia for certain rights it acquires per the agreement, namely the mining rights extension and reserved access to railroad capacity the Company is investing in.
Commenting, His Excellency President Joseph Boakai, said:
“ArcelorMittal Liberia is one of Liberia’s largest private sector investors and a leading employer in the country. I welcome this Third Agreement to the concession agreement, which will unlock a major expansion of ArcelorMittal Liberia’s operations, with production increasing to 20 million metric tonnes and projected to grow to 30 million metric tonnes. The agreement will establish an independently operated railway from October 2030, which will strengthen efficiency, promote multi-user access, and deepen the overall impact of the concession on the national economy
“The agreement will provide a significant boost to Liberia’s economy through increased employment opportunities and enhanced growth in host communities. I believe this new agreement is clear testament to Liberia’s investor friendly climate and the Government’s unwavering commitment to creating an enabling environment for businesses to thrive.”
ArcelorMittal Executive Chairman, Lakshmi Mittal, said:
“This agreement represents a defining moment for both Liberia and ArcelorMittal. I must thank President Boakai and his administration for their commitment to this partnership which will reinforce Liberia’s role in Africa’s mining sector.
“Having recently inaugurated our state-of-the-art concentrator, the agreement further cements our long-term presence and commitment to Liberia. We are proud of the positive impact we have had on the country over the last twenty years and look forward to many more years of successful partnership and shared ambition to create sustainable growth and secure long-term benefits for Liberia’s economy and people."
ArcelorMittal has made a significant impact on the development of Liberia’s economy over the past 20 years. It currently provides direct and indirect employment for approximately 8,000 people, is one of Liberia’s largest tax contributors and has made investments in a variety of housing, healthcare and education projects.
The amended agreement will deliver greater benefits for communities near ArcelorMittal’s operations and sets the stage for transformative economic growth in Liberia. Over the next 25 years and beyond, Liberia will see a substantial rise in royalties and tax revenues due to ArcelorMittal’s significant investment and expanded iron ore production. The quadrupling of output and exports in 2026 will drive Liberian GDP and deliver wide-ranging economic benefits, including creating new opportunities for local procurement and stimulating the growth of small and medium-sized businesses nationwide.
ENDS
About ArcelorMittal
ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2024 generated revenues of $62.4 billion, produced 57.9 million metric tonnes of crude steel and 42.4 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.
ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).
http://corporate.arcelormittal.com/

ArcelorMittal Investor Relations contact information
General	+44 20 7543 1128
Retail	+44 20 3214 2893
Bonds/Credit	+33171921026
Bonds/Credit	+33171921026

ArcelorMittal Corporate Communications contact information
Paul Weigh
Tel:	+44 20 3214 2419
E-mail	press@arcelormittal.com

Page 3 of 3